05011776

82-34643

Rule 12g3-2(b) File No. ~~82-5180~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 10, 2005
Contact Martina C. Schuler

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED OCT 1 2 2005 WASH. D.C. 185

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5180~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler
Carsten Barth
Corporate Communications

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Enclosure

- **Unaxis is selling financial interests in Inficon to Zürcher Kantonalbank**

10/18

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

Media release

Unaxis is selling financial interest in Inficon to Zürcher Kantonalbank

Pfäffikon SZ, October 10, 2005 – Unaxis Holding AG is selling its 19.5 percent financial interest in Inficon Holding AG, Bad Ragaz (Switzerland), which has its operational headquarters in Syracuse, New York, to Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich. Simultaneously, Unaxis Holding AG is acquiring options that will entitle it to acquire 16.77 percent of Inficon Holding AG's outstanding shares. The parties agreed to maintain confidentiality regarding the price of the transaction.

Thomas Limberger, CEO of Unaxis Management AG, commented on the sale of the company's shareholding in Inficon by stating: "These transactions are being made with the intent of strengthening the competitiveness of Unaxis Holding AG and, viewed within the context of the company's strategic goals, represent a success".

For further information, please contact:

Unaxis Management AG	Unaxis Management AG
Media Relations	**Investor Relations**
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
E-Mail media.relations@unaxis.com	E-Mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com